Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

January 5, 2024

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Paul Cline
Isaac Esquivel

Re:	Plutonian Acquisition Corp.
Form 10-K for the year ended December 31, 2022
File No. 001-41554

Ladies and Gentlemen:

On behalf of our client, Plutonian Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 8, 2023, relating to the above-referenced Form 10-K for the year ended December 31, 2022. We are concurrently submitting via EDGAR this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the year ended December 31, 2022

General

1.	Reference is made to disclosures within your definitive proxy statement filed on July 25, 2023, where you acknowledge foreign ties and discuss the impact on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

In response to the Staff’s comment, the Company has acknowledged the request and will revise future periodic filings to include the same disclosure.

Please direct any questions regarding the Company’s responses to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Wei Kwang Ng, Plutonian Acquisition Corp.